FORM 6-K

                        SECURITIES & EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     Of the Securities Exchange Act of 1934

                                February 17, 2005

                               INFICON Holding AG

                              INFICON Holding Inc.
                 (Translation of registrant's name into English)

                                  INFICON Inc.

                              Two Technology Place

                          East Syracuse, New York 13057
                    (Address of principal executive offices)

       (Indicate by check market whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                           Form 20-F [ ]  Form 40-F [ ]

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                      Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.)

                                 Yes [ ]  No [X]

    INFICON Announces Decision to Voluntarily Delist Its American
  Depositary Shares from the Nasdaq National Market and Terminate Its
                  American Depositary Receipt Program

    SYRACUSE, N.Y. & ZURICH, Switzerland--(BUSINESS WIRE)--Feb. 17,
2005--

             SWX Swiss Exchange Listing Remains Unchanged

    INFICON HOLDING AG (SWX Swiss Exchange and NASDAQ: IFCN), a leading manufacturer of vacuum instrumentation and process control software for the semiconductor and vacuum-coating industries and other industrial applications, today announced it intends to voluntarily delist its American Depositary Shares (each, an "ADS") underlying American Depositary Receipts (each, an "ADR") from the Nasdaq National Market ("Nasdaq") and terminate its ADR program.
    INFICON, legally domiciled in Switzerland, has given notice to Nasdaq to delist the Company's ADSs, effective as of the open of business, New York City time, on March 21, 2005, and to The Bank of New York, the depositary for the Company's ADR program (the "Depositary"), to terminate its ADR program, effective on or about March 19, 2005. In addition, the Company has instructed the Depositary to cease accepting new deposits under the ADR program effective as of February 17, 2005. The Company's outstanding ADRs will remain trading on Nasdaq through the close of business Friday, March 18, 2005, and will be delisted from Nasdaq effective as of the open of business on Monday, March 21, 2005.
    The termination of the ADR program does not affect the Company's listing on the SWX Swiss Exchange, where the Company's ordinary shares have been listed since November 9, 2000 and where they will continue to trade after the delisting of the ADRs becomes effective.
    Lukas Winkler, president and chief executive officer, commented, "After careful consideration, the Board of Directors has concluded that the Company's ADS listing on Nasdaq is not providing sufficient liquidity to justify the cost and administrative burden to INFICON.
    "We believe that the continued listing of our ordinary shares on the SWX Swiss Exchange will provide sufficient ongoing liquidity to our shareholders and that the cost savings from the Nasdaq delisting will benefit the Company. We will continue to abide by all applicable Swiss and U.S. Securities laws and regulations with respect to communications with our shareholders."
    INFICON and the Depositary intend to promptly amend the deposit agreement (the "Deposit Agreement") among INFICON, the Depositary and holders of the ADRs to shorten the period from one year to sixty days after the termination date of the Deposit Agreement for ADR holders to exchange their ADRs for underlying common shares of the Company (which are only eligible for trading on the SWX Swiss Exchange) or, failing which, to receive net cash proceeds upon the disposal of the underlying common shares of the Company, represented by ADRs not tendered for exchange within sixty days after the termination date of the Deposit Agreement, on their disposal by the Depositary.
    Following termination of the amended Deposit Agreement, to be effective on or about March 19, 2005, INFICON ADRs will no longer be transferable. Holders will, however, be entitled to return their INFICON ADRs, along with appropriate crediting/transferring instructions, to the Depositary before 5:00 p.m., New York City time, on or about May 18, 2005 and direct the deposit/transfer by book-entry of the appropriate number of underlying INFICON ordinary shares to a SWX Swiss Exchange-eligible custodian, subject to cancellation fees charged by the Depositary pursuant to the Deposit Agreement. No physical securities will be delivered/transferred.
    For INFICON ADRs not submitted to the Depositary for exchange by 5:00 p.m. New York City time on or about May 18, 2005, the Depositary will, as soon as is practicable after that date, sell the common shares underlying each ADR at market prices the Depositary can obtain on the SWX Swiss Exchange. Any remaining INFICON ADR holders after on or about May 18, 2005, may obtain the cash proceeds from the sale, net of any applicable charges, expenses, taxes or governmental charges, by submitting their ADRs to the Depositary.
    The Depositary will promptly be sending notices to registered holders of INFICON ADRs of the termination of the ADR program and will provide directions on how to exchange their ADRs for underlying common shares of INFICON.

    Media/Analyst Conference and Conference Call Information

    Management will be available for discussion at our Media/Analyst 4Q/YE 2004 Conference on Thursday, February 17, 2005, 09:00 a.m. CET, Marriott Hotel Zurich. INFICON will also hold a conference call to discuss its fourth quarter and year end 2004 results and other matters on Thursday, February 17, 2005 at 4:00 p.m. CET/10:00 a.m. ET. To access the conference call, please dial +1.706.634.1033 at least 10 minutes prior to the call. A live webcast of the conference call will also be available in the Investor Relations section of the INFICON
Web site, www.inficon.com.
    A telephone replay of the call will be available from 7:00 p.m. CET/1:00 p.m. ET on February 17 through 5:59 a.m. CET February 25/11:59 p.m. ET on February 24. To access the replay, please dial +1.800.642.1687 (international callers dial +1.706.645.9291), conference ID #3453599. An archived replay of the conference webcast also will be available on the INFICON Web site.

    ABOUT INFICON

    INFICON is a leading developer, manufacturer and supplier of innovative vacuum instrumentation, critical sensor technologies, and advanced process control software for the semiconductor and vacuum-coating industries and other industrial applications. This analysis, measurement and control products are vital to original equipment manufacturers (OEMs) and end-users in the complex manufacturing of semiconductors, flat panel displays, magnetic and optical storage media and precision optics. INFICON also provides essential instrumentation for gas leak detection and toxic chemical analysis to the air conditioning/refrigeration, emergency response and industrial hygiene markets. Headquartered in Syracuse, New York, INFICON has world-class manufacturing facilities in the United States and Europe and worldwide offices in the U.S., China, France, Germany, Japan, Korea, Liechtenstein, Singapore, Switzerland, Taiwan, and the United Kingdom. For more information about INFICON and its products, please visit the Company's Web site at www.inficon.com.

    This press release and oral statements or other written statements made, or to be made, by us contain forward-looking statements that do not relate solely to historical or current facts. Forward-looking statements can be identified by the use of words such as "may," "believe," "will," "expect," "project," "assume," "estimate," "anticipate," "plan," "continue," "resumes," "opportunity," "potential," "outlook," "forecast" or "guidance." These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed in the Company's Annual Report on Form 20-F for fiscal 2003 and the Company's reports on Form 6-K filed with the Securities and Exchange Commission during 2004. As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

    CONTACT: Corporate Contact
             INFICON Holding AG
             Betty Ann Kram, 315-434-1122
             BettyAnn.Kram@inficon.com
              OR
             European Contact
             sensus pr GmbH
             Bernhard Schweizer, +41-43-366-5511
             bschweizer@sensus.ch
              OR
             North American Contact
             Lippert/Heilshorn & Associates, Inc.
             Jody Burfening/Harriet Fried, 212-838-3777 jbs@lhai.com

The announcement attached as Exhibit A was published in Switzerland on February 17, 2005 in accordance with the rules of the SWX Swiss Stock Exchange.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2005                      INFICON Holding AG


                                             By: /s/ Peter G. Maier
                                                 -------------------------------
                                                 Name:  Peter G. Maier
                                                 Title: Vice President and
                                                        Chief Financial Officer